                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                   ---------------

                                     SCHEDULE 13D
                                    (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 3) (1)



                         SYNAPTIC PHARMACEUTICAL CORPORATION
                         -----------------------------------
                                   (Name of Issuer)

                                     Common Stock
                            ------------------------------
                            (Title of Class of Securities)

                                     87156 R 109
                                    --------------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          333 West Wacker Drive, Suite 1600
                               Chicago, Illinois  60606
                                    (312) 263-7777
                    ---------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                     May 5, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                           (Continued on following pages)

                                (Page 1 of 7 Pages)

---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP NO. 87156R 10 9                  13D             Page  2   of   7   Pages
          -----------                                       ----     ----


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BIOTECHNOLOGY VALUE FUND, L.P.

-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b) / /

-------------------------------------------------------------------------------
    3    SEC USE ONLY


-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC

-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
           BENEFICIALLY             -------------------------------------------
             OWNED BY               8   SHARED VOTING POWER
            REPORTING                        549,117
              PERSON
               WITH                 -------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                             -0-

                                    -------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             549,117

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              549,117

-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  / /

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              5.1%

-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN

-------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87156R 10 9                  13D             Page  3   of   7   Pages
          -----------                                       ----     ----


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF PARTNERS L.P.

-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /X/  (b) / /

-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO

-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /

-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
            BENEFICIALLY            -------------------------------------------
             OWNED BY               8   SHARED VOTING POWER
             REPORTING                    1,153,917
              PERSON
               WITH                 -------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                             -0-

                                    -------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,153,917

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,153,917

-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  / /

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              10.8%

-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN

-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87156R 10 9                  13D             Page  4   of   7   Pages
          -----------                                       ----     ----


-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
              BVF INC.

-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/ (b) / /

-------------------------------------------------------------------------------
    3    SEC USE ONLY

-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO

-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          / /

-------------------------------------------------------------------------------

    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE

-------------------------------------------------------------------------------
              NUMBER                7   SOLE VOTING POWER
                OF                           -0-
              SHARES
           BENEFICIALLY             -------------------------------------------
             OWNED BY               8   SHARED VOTING POWER
            REPORTING                      1,153,917
              PERSON
               WITH                 -------------------------------------------
                                    9   SOLE DISPOSITIVE POWER
                                             -0-

                                    -------------------------------------------
                                   10   SHARED DISPOSITIVE POWER
                                             1,153,917

-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
              1,153,917

-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
         CERTAIN SHARES*                                                  / /

-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              10.8%

-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO

-------------------------------------------------------------------------------
                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 87156R 10 9                  13D             Page  5   of   7   Pages
          -----------                                       ----     ----

     This Amendment No. 3 (this "Amendment") relates to the Statement on
Schedule 13D dated March 19, 1997, as amended by Amendment No. 1 dated July 9, 1997, and by Amendment No. 2 dated January 26, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of BVF Partners L.P., a Delaware limited partnership ("Partners"), Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF") and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the common stock, par value $0.01 per share (the "Stock"), of Synaptic Pharmaceutical Corporation, a Delaware corporation ("Synaptic").

     Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since March 23, 1998, Partners, in its capacity as general partner of BVF, has acquired on behalf of such limited partnership an aggregate number of 33,525 shares of the Stock for an aggregate consideration of $406,090.75, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners. In addition, Partners, in its capacity as investment manager with respect to certain managed accounts, has acquired on behalf of such managed accounts an aggregate number of 100,000 shares of the Stock for an aggregate consideration of $1,195,617.50, utilizing funds under management by Partners pursuant to investment manager agreements between Partners and such managed accounts and has disposed of 1,800 shares of the Stock for an aggregate consideration of $22,107.76.

     Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 549,117 shares of the Stock, Partners beneficially owns 1,153,917 shares of the Stock and BVF Inc. beneficially owns 1,153,917 shares of the Stock, approximately 5.1%, 10.8% and 10.8%, respectively, of the aggregate number of shares outstanding as of May 5, 1998 (as reported in Synaptic's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 549,117 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over the 1,153,917 shares of the Stock they beneficially own with, in addition to BVF, the managed accounts on whose behalf Partners, as investment manager, purchased such shares. The managed accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to

CUSIP NO. 87156R 10 9                  13D             Page  6   of   7   Pages
          -----------                                       ----     ----

herein as the "Accounts."  The Accounts specialize in holding biotechnology
stocks for investment purposes and the business address of each is   BVF
Partners L.P., 333 West Wacker Drive, Suite 1600, Chicago, Illinois 60606.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the past 60 days. All such transactions were made for cash in open market, over-the-counter transactions. No other transactions in the Stock have been effected by the Reporting Persons during the past 60 days.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

CUSIP NO. 87156R 10 9                  13D             Page  7   of   7   Pages
          -----------                                       ----     ----

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  May 15, 1998

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner

                  By:  /s/  MARK N. LAMPERT
                       --------------------------------
                       Mark N. Lampert
                       President

        BVF PARTNERS L.P.

        By:  BVF Inc., its general partner

             By:  /s/  MARK N. LAMPERT
                  ----------------------------------
                  Mark N. Lampert
                  President

        BVF INC.

        By:  /s/  MARK N. LAMPERT
             ----------------------------------
             Mark N. Lampert
             President

                                 EXHIBIT A

                      AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  May 15, 1998

        BIOTECHNOLOGY VALUE FUND, L.P.

        By:  BVF Partners L.P., its general partner

             By:  BVF Inc., its general partner

                  By:  /s/  MARK N. LAMPERT
                       ------------------------------------
                       Mark N. Lampert
                       President

        BVF PARTNERS L.P.

        By:  BVF Inc., its general partner

             By:  /s/  MARK N. LAMPERT
                  --------------------------------------
                  Mark N. Lampert
                  President

        BVF INC.

        By:  /s/  MARK N. LAMPERT
             ---------------------------------------
             Mark N. Lampert
             President

                                 EXHIBIT B

             TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                            DURING THE LAST 60 DAYS

   Settlement Date      By          For the          Quantity  Price per       Type of
                                   Account of                   Share           Trade     Broker
   ---------------    --------    ------------       --------  ---------      ----------  ------
       03/23/98       Partners     BVF Ltd.            15,000  $11.9375        Purchase    MLCO

       03/27/98       Partners     ILL10               (1,800) $12.3125          Sale      INET
       04/17/98       Partners     BVF Ltd.            18,000  $11.3125        Purchase    INET

       04/20/98       Partners     BVF                    500  $11.3125        Purchase    INET

       05/05/98       Partners     BVF                 33,000  $12.1250        Purchase    VECT

       05/05/98       Partners     PAL                  5,000  $12.1250        Purchase    VECT
       05/05/98       Partners     BVF Ltd.            62,000  $12.1250        Purchase    VECT

       05/13/98       Partners     BVF                     25  $11.7500        Purchase    INET


INET       =        Instinet
MLCO       =        Merrill Lynch & Co.
VECT       =        Vector Securities